Exhibit 99.1

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated Balance Sheets as of June 30, 2015 (Unaudited) and December 31, 2014, and Related Consolidated Statements of Income, Comprehensive Income, Stockholders’ Equity and Redeemable Non Controlling Interest and Cash Flows (Unaudited) for the Three and Six Months Ended June 30, 2015 and 2014.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated Financial Statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets

June 30, 2015 and 2014

(In US$ thousand, except share amounts)

		June 30,	December 31,
	Notes	2015	2014
		(Unaudited)	(Audited)
Assets
Cash and due from banks	3,18	5,097	4,985
Interest-bearing deposits in banks (including pledged deposits of $32,560 in 2015 and $39,210 in 2014)	3,18	987,015	775,530
Trading assets	4,18	331	-
Securities available-for-sale (including pledged securities to creditors of $206,446 in 2015 and $307,530 in 2014)	5,18	286,228	338,973
Securities held-to-maturity (fair value of $62,452 in 2015 and $53,295
in 2014) (including pledged securities to creditors of $26,344 in 2015 and $13,004 in 2014)	5,18	62,668	54,180
Investment funds	6,18	53,254	57,574
Loans	7,18	6,919,768	6,686,244
Less:
Allowance for loan losses	8,18	83,353	79,675
Unearned income and deferred fees		8,604	8,509
Loans, net		6,827,811	6,598,060

Customers' liabilities under acceptances	18	3,560	114,018
Accrued interest receivable	18	38,133	47,938
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $16,580 in 2015 and $16,203 in 2014)		7,360	8,129
Derivative financial instruments used for hedging - receivable	15,17,18	9,028	12,324
Other assets		27,160	13,561
Total assets		8,307,645	8,025,272

Liabilities and stockholders' equity
Deposits:	9,18
Noninterest-bearing - Demand		2,203	394
Interest-bearing - Demand		214,883	83,781
Time		3,019,859	2,422,519
Total deposits		3,236,945	2,506,694

Trading liabilities	4,17,18	59	52
Securities sold under repurchase agreement	3,5,10,17,18	223,427	300,519
Short-term borrowings and debt	11,18	2,186,064	2,692,537
Acceptances outstanding	18	3,560	114,018
Accrued interest payable	18	15,012	14,855
Long-term borrowings and debt	12,18	1,590,039	1,405,519
Derivative financial instruments used for hedging - payable	15,17,18	27,083	40,287
Reserve for losses on off-balance sheet credit risk	8	7,654	6,849
Other liabilities		67,381	32,879
Total liabilities		7,357,224	7,114,209

Stockholders' equity:	13,16,20
Class A common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class B common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,474,469 in 2015 and 2,479,050 in 2014)		20,593	20,683
Class E common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 30,152,247 in 2015 and 29,956,100 in 2014)		214,980	214,890
Additional paid-in capital in excess of assigned value of common stock		115,898	117,339
Capital reserves		95,210	95,210
Retained earnings		544,128	510,046
Accumulated other comprehensive loss		(11,398)	(13,885)
Treasury stock	5,16	(73,397)	(77,627)
Total stockholders' equity		950,421	911,063

Total liabilities and stockholders' equity		8,307,645	8,025,272

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

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Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Consolidated statements of income (Unaudited)

For the three and six months ended June 30, 2015 and 2014

(In US$ thousand, except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2015	2014	2015	2014
Interest income:	15
Deposits		489	373	920	747
Investment securities:
Available-for-sale		1,728	1,943	3,589	3,934
Held-to-maturity		466	258	871	481
Investment funds		-	-	-	20
Loans		50,057	49,499	100,958	96,506
Total interest income		52,740	52,073	106,338	101,688
Interest expense:	15
Deposits		2,738	2,727	5,191	5,357
Investment funds		-	-	-	37
Short-term borrowings and debt		5,837	6,069	12,480	12,996
Long-term borrowings and debt		9,442	9,385	18,175	17,297
Total interest expense		18,017	18,181	35,846	35,687
Net interest income		34,723	33,892	70,492	66,001

Provision for loan losses	8	(5,661)	(3,430)	(2,966)	(3,414)

Net interest income, after reversal of provision for loan losses		29,062	30,462	67,526	62,587

Other income (expense):
Reversal of (provision for) losses on off-balance sheet credit risk	8	2,215	(254)	(806)	(254)
Fees and commissions, net		3,109	4,202	5,409	8,478
Derivative financial instruments and hedging	15	884	(187)	1,796	(207)
Recoveries, net of impairment of assets		-	7	-	7
Net gain (loss) from investment funds		(2,229)	(2,235)	333	(2,795)
Net (loss) from trading securities	4	302	(48)	287	(247)
Net gain on sale of securities available-for-sale	5	133	954	429	1,212
Net gain on sale of loans		305	494	512	614
Net (loss) gain on foreign currency exchange		(1,222)	(73)	(1,291)	117
Other income, net		284	238	532	569
Net other income		3,781	3,098	7,201	7,494

Operating expenses:
Salaries and other employee expenses		7,337	7,498	15,642	15,582
Depreciation and amortization of equipment and leasehold improvements		518	639	1,047	1,299
Professional services		1,223	1,114	1,976	1,929
Maintenance and repairs		440	396	835	791
Expenses from investment funds		-	-	-	416
Other operating expenses		3,084	3,226	6,145	6,340
Total operating expenses		12,602	12,873	25,645	26,357

Net income from continuing operations		20,241	20,687	49,082	43,724

Net income		20,241	20,687	49,082	43,724

Net income (loss) attributable to the redeemable noncontrolling interest		-	950	-	(475)

Net income attributable to Bladex stockholders		20,241	19,737	49,082	44,199

Amounts attributable to Bladex stockholders:

Net income from continuing operations		20,241	19,737	49,082	44,199
		20,241	19,737	49,082	44,199

Earning per share from continuing operations:
Basic	13	0.52	0.54	1.26	1.14

Diluted	13	0.52	0.53	1.26	1.14

Earning per share:
Basic	13	0.52	0.54	1.26	1.14

Diluted	13	0.52	0.53	1.26	1.14

Weighted average basic shares	13	38,954	38,666	38,880	38,633

Weighted average diluted shares	13	39,073	38,799	39,015	38,813

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income (Unaudited)

For the six months ended June 30, 2015 and 2014

(In US$ thousand)

	Notes	2015	2014

Net income		49,082	43,724

Other comprehensive income (loss):

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the period	16	2,880	8,994
Less: reclassification adjustments for net gains included in net income	16	(255)	(1,009)
Net change in unrealized gains (losses) on securities available for sale		2,625	7,985

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the period	16	(2,007)	(1,884)
Less: reclassification adjustments for net (gains) losses		-	-
included in net income	16	2,189	683
Net change in unrealized gains (losses) on derivative financial instruments		182	(1,201)

Foreign currency translation adjustment, net of hedges: Current period change		(319)	(199)
Net change in foreign currency translation adjustment		(319)	(199)

Other comprehensive income (loss)		2,487	6,585

Comprehensive income		51,569	50,309

Comprehensive income (loss) attributable to the redeemable noncontrolling interest		-	(475)

Comprehensive income attributable to Bladex stockholders		51,569	50,784

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest (Unaudited)

For the six months ended June 30, 2015 and 2014

(in US$ thousand)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2014	279,980	118,646	95,210	458,699	(12,575)	(82,008)	857,952	49,899
Effect of desconsolidating a variable interest entitry	-	-	-	-	-	-	-	-
("VIE")	-	-	-	-	-	-	-	(49,424)
Net income (loss)	-	-	-	44,199	-	-	44,199	(475)
Other comprehensive income (loss)	-	-	-	-	6,585	-	6,585	-
Compensation cost - stock options and stock units plans	-	1,168	-	-	-	-	1,168	-
Issuance of restricted shares	-	-	-	-	-	-	-	-
Exercised options and stock units vested	-	(2,136)	-	-	-	2,523	387	-
Repurchase of "Class E" common stock	-	-	-	-	-	(391)	(391)	-
Dividends declared	-	-	-	(13,544)	-	-	(13,544)	-
Balances at June 30, 2014	279,980	117,678	95,210	489,354	(5,990)	(79,876)	896,356	-

Balances at January 1, 2015	279,980	117,339	95,210	510,046	(13,885)	(77,627)	911,063	-
Net income (loss)	-	-	-	49,082	-	-	49,082	-
Other comprehensive income (loss)	-	-	-	-	2,487	-	2,487	-
Compensation cost - stock options and stock units plans	-	1,322	-	-	-	1,553	2,875	-
Issuance of restricted shares	-	(1,259)	-	-	-	1,259	-	-
Exercised options and stock units vested	-	(1,504)	-	-	-	1,418	(86)	-
Repurchase of "Class E" common stock	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	(15,000)	-	-	(15,000)	-
Others	-	-	-	-	-	-	-	-
Balances at June 30, 2015	279,980	115,898	95,210	544,128	(11,398)	(73,397)	950,421	-

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows (Unaudited)

For the six months ended June 30, 2015 and 2014

(in US$ thousand)

	2015	2014
Cash flows from operating activities:
Net income	49,082	43,724
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	(14,666)	(1,786)
Depreciation and amortization of equipment and leasehold improvements	1,046	1,299
Provision for loan losses	2,966	3,414
Provision for losses on off-balance sheet credit risk	806	254
Net gain on sale of securities available-for-sale	(429)	(1,212)
Compensation cost - compensation plans	1,322	1,168
Amortization of premium and discounts on investments	5,242	3,153
Net decrease (increase) in operating assets:
Trading assets	(331)	-
Investment funds	3,669	17,082
Accrued interest receivable	9,805	(29)
Other assets	96,840	(50,303)
Net increase (decrease) in operating liabilities:
Trading liabilities	7	256
Accrued interest payable	157	246
Other liabilities	(61,042)	57,773
Net cash provided by operating activities	94,474	75,039

Cash flows from investing activities:
Net decrease (increase) in pledged deposits	6,649	(2,241)
Net increase in loans	(224,996)	(566,228)
Proceeds from the sale of loans	228	257,913
Acquisition of equipment and leasehold improvements	(277)	(29)
Proceeds from the redemption of securities available-for-sale	88,923	-
Proceeds from the sale of securities available-for-sale	47,035	110,842
Proceeds from maturities of securities held-to-maturity	13,500	2,200
Purchases of investments available-for-sale	(88,084)	(103,302)
Purchases of investments held-to-maturity	(21,929)	(12,201)
Net cash provided by investing activities	(178,951)	(313,046)

Cash flows from financing activities:
Net increase in due to depositors	730,251	611,600
Net decrease in short-term borrowings and debt and securities sold under repurchase agreements	(583,565)	(784,704)
Proceeds from long-term borrowings and debt	405,513	456,841
Repayments of long-term borrowings and debt	(220,994)	(111,185)
Dividends paid	(29,863)	(27,029)
Exercised stock options	1,382	387
Repurchase of common stock	-	(391)
Net cash provided by (used in) financing activities	302,724	145,519

Effect of exchange rate fluctuations on cash and cash equivalents	-	2

Net increase (decrease) in cash and cash equivalents	218,247	(92,486)
Cash and cash equivalents at beginning of the period	741,305	830,686
Cash and cash equivalents at end of the period	959,552	738,200

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	35,689	29,730

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in two subsidiaries: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in an investment fund incorporated in Brazil ("the Brazilian Fund"), registered with the Brazilian Securities Commission ("CVM", for its acronym in Portuguese). The Brazilian Fund is a non-consolidated variable interest entity.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

1.	Organization (continued)

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The New York Agency has also established an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, D.F. and Monterrey, Mexico; in Lima, Peru; and in Bogota, Colombia.

2.	Summary of significant accounting policies

a)	Basis of presentation

These consolidated financial statements have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in dollars of the United Stated of America (“US$”), which is the Bank’s functional currency. The accompanying consolidated financial statements have been translated from Spanish to English for users outside of the Republic of Panama.

The Accounting Standards Codification (the “ASC”) issued by the Financial Accounting Standards Board (the “FASB”) constitute the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature is considered non-authoritative.

These unaudited consolidated financial statements should be read together with the consolidated financial statements and related notes for the fiscal year ended December 31, 2014. Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but not required for interim reporting purposes, has been condensed or omitted.

As noted above, the notes to the consolidated financial statements are unaudited.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries. Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. All intercompany balances and transactions have been eliminated for consolidation purposes.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

c)	Variable interest entities

Variable interest entities (“VIE”) are entities that have either a total equity investment at risk that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors at risk lack the characteristics of a controlling financial interest.

Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

-	power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and
-	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

c)	Specialized accounting for investment companies

The Bank maintains an investment in an investment fund (“Feeder”) which is organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all its assets in the Master which in turn invests in various assets on behalf of its investor. Specialized accounting for investment companies requires the Feeder to reflect its investment in the Master in a single line item equal to its proportionate share of the net assets of the Master, regardless of the level of Feeder’s interest in the Master. The Feeder records the Master’s results by accounting for its participation in the net interest income and expenses of the Master, as well as its participation in the realized and unrealized gains or losses of the Master (see Note 6).

d)	Use of estimates

The preparation of the consolidated financial statements requires Management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment of securities available-for-sale and held-to-maturity, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

e)	Cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

f)	Repurchase agreements

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements. Interest is recognized in the consolidated statement of income over the life of the transaction. The fair value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase. Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the repurchase agreement must grant the transferor the right and obligation to repurchase or redeem the transferred financial assets; the assets to be repurchased are the same or substantially the same as those transferred; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.

When repurchase agreements do not meet the above-noted conditions, they qualify as sales of securities, for which the related security is removed from the balance sheet and a forward purchase agreement is recognized for the obligation to repurchase the security. Changes in fair value of the forward purchase agreement as well as any gain or loss resulting from the sale of securities under repurchase agreements are reported in earnings of the period within net gain (loss) from trading securities.

g)	Trading assets and liabilities

Trading assets and liabilities include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting.

Trading assets and liabilities are carried at fair value. Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

h)	Investment securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

Interest on securities is recognized based on the effective interest rate method. Amortization of premiums and discounts are included in interest income as an adjustment to the yield.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

i)	Investment securities (continued)

Securities available-for-sale

These securities consist of debt instruments not classified as either trading securities or as held-to-maturity securities, and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (“OCI”) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

Securities held-to-maturity

Securities classified as held-to-maturity represent securities that the Bank has the ability and the intent to hold until maturity. These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Impairment of securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the fair value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the fair value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

In cases where the Bank does not intend to sell a debt security and estimates that it will not be required to sell the security before the recovery of its amortized cost basis, the Bank periodically estimates if it will recover the amortized cost of the security through the present value of expected cash flows. If the present value of expected cash flows is less than the amortized cost of the security, it is determined that an other-than-temporary impairment has occurred. The amount of this impairment representing credit loss is recognized through earnings and the residual of the other-than-temporary impairment related to non-credit factors is recognized in other comprehensive income (loss).

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the investment security.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

i)	Investment securities (continued)

Impairment of securities (continued)

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income (loss) is accreted to the amortized cost of the debt security prospectively over its remaining life.

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

j)	Investment Funds

The investment funds line includes the net asset value of Bladex investment in the Feeder and in the Brazilian Fund. (see Note 6)

k)	Other investments

Other investments that consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the fair value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and any impairment that is determined to be other-than-temporary is charged to earnings as impairment on assets.

l)	Loans

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned income, deferred fees and allowance for loan losses. Interest income is recognized using the effective interest rate method. The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are expensed when incurred.

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

Loans are placed in a non-accrual status when interest or principal is overdue for 90 days or more, or prior to such date, if the Bank’s Management believes there is an uncertainty with respect to the ultimate collection of principal or interest. Any interest receivable on non-accruing loans is reversed and charged-off against earnings. Interest on these loans is only recorded as earned when collected.

11

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

l)	Loans (continued)

Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank Management’s opinion the loan is fully collectible.

A modified loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulties and if the restructuring constitutes a concession to the borrower. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the loan or reduction of accrued interest, among others.

Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

A loan is considered impaired, and also placed on a non-accrual basis, when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s Management in determining impairment include collection status, collateral value, and economic conditions in the borrower’s country of residence. Impaired loans also include those modified loans considered troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value considers costs to sell.

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of borrower’s management and shareholders.

12

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

l)	Loans (continued)

A description of these indicators is as follows:

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.

7	Special Mention	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard	Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the borrower presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain a periodical monitoring of the quality of the portfolio, clients are reviewed within a frequency of time between 3 and 12 months, depending on the risk rating.

The Bank's lending portfolio is summarized in the following segments: corporations, sovereign, middle-market companies and banking and financial institutions. The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all classes of loans.

m)	Transfer of financial assets

Transfers of financial assets, primarily loans, are accounted for as sales when control over the financial assets has been surrendered. Control over transferred financial assets is deemed to be surrendered when: (1) the financial assets have been isolated from the Bank even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred financial assets; and (3) the Bank does not maintain effective control over the transferred financial assets through an agreement to repurchase them before their maturity or does not have the right to cause the financial assets to be returned. Upon completion of a transfer of financial assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the financial assets as sold and records in earnings any gain or loss on the sale. The Bank may retain interest in financial assets in the form of servicing rights. Gains or losses on sale of financial assets depend in part on the carrying amount of the financial instrument involved in the transfer, and its fair value at the date of transfer.

13

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

n)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured individually case-by-case. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment.

The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance, complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices.

The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by International Rating Agency’s probabilities of default for categories 6, 7 and 8, in view of the greater robustness of data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

Management can also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data. The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

14

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

o)	Fees and commissions

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. These net fees are not recognized as revenue during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria. Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

p)	Equipment and leasehold improvements

Equipment and leasehold improvements, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for furniture and equipment is 3 to 5 years and for improvements is 3 to 15 years.

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with ASC Topic 350-40 - Intangibles – Goodwill and Other – Internal-Use Software. These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally consisting of 5 years.

q)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

r)	Capital reserves

Capital reserves are established as an appropiation of retained earnings and are, as such, a form of retained earnings. Reductions of capital reserves require the approval of the Bank’s Board of Directors and the SBP.

15

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

s)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock, restricted stock units and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the straight-line method. The fair value of each option is estimated at the grant date using a binomial option-pricing model.

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

t)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and forward foreign exchange contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed and floating rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US$ dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, forward foreign exchange and future contracts used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets or trading liabilities, as applicable.

Changes in realized and unrealized gains and losses and interest from these trading instruments are included in net gain (loss) from trading securities.

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings.

16

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

t)	Derivative financial instruments and hedge accounting (continued)

The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.
3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. The Bank applies the shortcut method of hedge accounting that does not recognize ineffectiveness in hedges of interest rate swap that meet the requirements of ASC Topic 815-20-25-104. For qualifying cash flow hedges and net investment hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the consolidated statement of income when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

u)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency, are translated into the reporting currency, US$ dollar using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US$ dollar. The effects of those translations adjustments are reported as a component of the accumulated other comprehensive loss in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US$ dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US$ dollar using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US$ dollar are included in current year’s earnings in the Gain (loss) on foreign currency exchange line item.

v)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract law signed between the Republic of Panama and Bladex.
•	The Feeder and the Master are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026.

17

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

v)	Income taxes (continued)

•	Bladex Representacao Ltda. and Bladex Investimentos Ltda., are subject to income taxes in Brazil.
•	Bladex Development Corp., is subject to income taxes in Panama.
•	BLX Soluciones, S.A. de C.V., SOFOM, is subject to income taxes in Mexico.
•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

w)	Redeemable noncontrolling interest

ASC Topic 810 - Consolidation requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.

Furthermore, in accordance with ASC 480-10-S99, equity securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of equity. The terms of third party investments in the consolidated funds contain a redemption clause which allows the holders the option to redeem their investment at fair value.  Accordingly, the Bank presents the noncontrolling interest between liabilities and stockholders’ equity in the consolidated balance sheets.

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities). Therefore, when calculating the value of the redeemable noncontrolling interest of the Feeder under ASC Topic 810, such amount was already recorded at its fair value and no further adjustments under ASC 480-10-S99 were necessary.

x)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

18

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

2.	Summary of significant accounting policies (continued)

y)	Applicable accounting standards recently issued

At the consolidated balance sheet date, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2015-01 - Statements of Income - Extraordinary and Unusual Items (Subtopic 225-20)

This update eliminates the concept of extraordinary items in the Income Statement according to Subtopic 225-20. Eliminating the concept of extraordinary items will save time and reduce costs because they will not have to assess whether a particular event or transaction s an extraordinary, unusual and/or infrequent item.

For an entity that prospectively applies the guidance, the only required transition disclosure will be to disclose, if applicable, both the nature and the amount of an item included in income from continuing operations after adoption that adjusts an extraordinary item previously classified and presented before the date of adoption. An entity retrospectively applying the guidance should provide the disclosures as set out in Subtopic 250-10-50-1 through 50-2 (Accounting Changes and Errors - Disclosure).

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.

ASU 2015-03 - Interest - Imputation of Interest (Subtopic 835-30)

This update simplifies the presentation of the debt issuance costs. These issuance costs are recorded as part of interest expense. The amendment will require debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The guidelines for recognition and measurement of debt issuance costs are not affected by changes in this update.

This update is effective for annual and interim periods beginning after December 15, 2015. Earlier application is permitted provided that each period presented in the balance sheet reflects the adjusted figures. The Bank does not anticipate any material impact on its financial statements as a result of this update.

19

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

3.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	June 30,	December 31,
	2015	2014
Cash and due from banks	32,043	4,985
Interest-bearing deposits in banks	960,069	775,530
Total	992,112	780,515
Less:
Pledged deposits	32,560	39,210
Total cash and cash equivalents	959,552	741,305

On June 30, 2015 and December 31, 2014 the New York Agency had a pledged deposit with a carrying value of $3.3 million and $3.0 million with the New York State Banking Department, as required by law since March 1994. As of June 30, 2015 and December 31, 2014, the Bank had pledged deposits with a carrying value of $29.3 million and $10.9 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

4.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	June 30,	December 31,
	2015	2014
Trading assets:
Forward foreign exchange	331	-
Total	331	-

	June 30,	December 31,
	2015	2014
Trading liabilities:
Interest rate swaps	45	52
Forward foreign exchange	14	-
Total	59	52

20

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

4.	Trading assets and liabilities (continued)

For the three and six months ended as of June 30, 2015 and 2014, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Interest rate swaps	(7)	(37)	(22)	(53)
Cross-currency interest rate swaps	-	(6)	-	(9)
Forward foreign exchange	309	(5)	309	(185)
Total	302	(48)	287	(247)

These amounts are reported in the Net gain (loss) from trading securities and Net gain (loss) from investment funds trading lines in the consolidated statements of income. In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 15.

As of June 30, 2015, trading derivative assets include forward foreign exchange contracts to cover Bank´s liquidity positions.

As of June 30, 2015 and December 31, 2014, trading derivative liabilities include or have included interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value and cash flow hedges. Adjustments to the carrying value of the hedged underlying transactions are amortized in the interest income and expense lines over the remaining term of these transactions. Changes in the fair value of these derivative instruments after discontinuation of hedge accounting are recorded in Net gain (loss) from trading securities.

As of June 30, 2015 and December 31, 2014, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	June 30, 2015			December 31, 2014
	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	14,000	-	45	14,000	-	52
Forward foreign exchange	22,030	331	14	-	-	-
Total	36,030	331	59	14,600	-	52

21

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

5.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	June 30, 2015
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gross Gain	Gross Loss	Value
Corporate debt:
Brazil	36,224	3	365	35,862
Colombia	20,862	5	1,666	19,201
Chile	8,222	2	73	8,151
Honduras	7,260	32	-	7,292
Panama	4,674	-	17	4,657
Peru	7,376	9	-	7,385
Venezuela	18,472	17	8	18,481
	103,090	68	2,129	101,029

Sovereign debt:
Brazil	11,745	-	315	11,430
Colombia	58,185	-	1,076	57,109
Chile	10,577	-	175	10,402
Mexico	89,478	2	1,455	88,025
Panama	8,977	-	194	8,783
Trinidad and Tobago	9,910	-	460	9,450
	188,872	2	3,675	185,199
Total	291,962	70	5,804	286,228

22

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

5.	Investment securities (continued)

Securities available-for-sale (continued)

	December 31, 2014
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gross Gain	Gross Loss	Value
Corporate debt:
Brazil	36,575	-	848	35,727
Colombia	24,139	-	1,828	22,311
Chile	12,215	-	201	12,014
Honduras	7,325	-	33	7,292
Panama	4,701	-	56	4,645
Peru	16,911	-	129	16,782
Venezuela	20,299	34	9	20,324
	122,165	34	3,104	119,095
Sovereign debt:
Brazil	21,899	94	444	21,549
Colombia	55,415	1	1,239	54,177
Chile	11,669	-	398	11,271
Mexico	98,430	4	1,587	96,847
Panama	17,692	10	306	17,396
Peru	9,052	2	14	9,040
Trinidad and Tobago	10,113	-	515	9,598
	224,270	111	4,503	219,878
Total	346,435	145	7,607	338,973

As of June 30, 2015 and December 31, 2014, securities available-for-sale with a carrying value of $206.4 million and $307.5 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

The following table discloses those securities that have had unrealized losses for a period less than 12 months and for 12 months or longer:

	June 30, 2015
	Less than 12 months		12 months or longer		Total
		Unrealized		Unrealized		Unrealized
	Fair	Gross	Fair	Gross	Fair	Gross
	Value	Losses	Value	Losses	Value	Losses
Corporate debt	50,940	1,837	8,662	285	59,602	2,122
Sovereign debt	66,463	1,163	71,719	2,506	138,182	3,669
	117,403	3,000	80,381	2,791	197,784	5,791

23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

5.	Investment securities (continued)

Securities available-for-sale (continued)

	December 31, 2014
	Less than 12 months		12 months or longer		Total
		Unrealized		Unrealized		Unrealized
	Fair	Gross	Fair	Gross	Fair	Gross
	Value	Losses	Value	Losses	Value	Losses
Corporate debt	87,077	2,513	13,334	561	100,411	3,074
Sovereign debt	101,789	1,601	77,199	2,932	178,988	4,533
	188,866	4,114	90,533	3,493	279,399	7,607

Gross unrealized losses are related mainly to changes in market interest rates and other market factors, and not due to underlying credit concerns by the Bank about the issuers.

The following table presents the realized gains and losses on sale of securities available-for-sale:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Gains	140	968	436	1,226
Losses	(7)	(14)	(7)	(14)
Net	133	954	429	1,212

The amortized cost and fair value of securities available-for-sale by contractual maturity as of June 30, 2015, are shown in the following table:

	Amortized	Fair
	Cost	Value
Due within 1 year	78,095	78,041
After 1 year but within 5 years	114,168	111,094
After 5 years but within 10 years	99,699	97,093
	291,962	286,228

24

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

5.	Investment securities (continued)

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	June 30, 2015
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gross Gain	Gross Loss	Value
Corporate debt:
Brazil	21,224	89	335	20,978
Panama	28,442	38	-	28,480
	49,666	127	335	49,458
Sovereign debt:
Colombia	13,002	-	8	12,994
Total	62,668	127	343	62,452

	December 31, 2014
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gross Gain	Gross Loss	Value
Corporate debt:
Brazil	17,824	-	958	16,866
Panama	23,353	33	-	23,386
	41,177	33	958	40,252

Sovereign debt:
Colombia	13,003	40	-	13,043
Total	54,180	73	958	53,295

Securities that show gross unrealized losses have had losses for less than 12 months. These losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers; therefore, such losses are considered temporary.

The amortized cost and fair value of securities held-to-maturity by contractual maturity as of June 30, 2015, are shown in the following table:

	Amortized	Fair
	Cost	Value
Due within 1 year	44,820	44,939
After 1 year but within 2 years	5,954	5,940
After 2 years but within 5 years	11,894	11,573
	62,668	62,452

As of June 30, 2015 and December 31, 2014, securities held-to-maturity with a carrying value of $26.3 million and $13.0 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

25

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

6.	Investment funds

Until March 31, 2014, the Bank applied ASC Topic 810-10-25-15 – Consolidation, to consolidate its investment in Alpha4X Feeder Fund (the “Feeder”), and retained the specialized accounting for investment companies described in Note 2 (d). Until March 31, 2014, the Bank reported the net assets value of the Feeder within the “Investment funds” line item in the consolidated balance sheet, presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholder’s equity. Up to the first quarter of 2014, the Bank reported the Feeder’s proportionate participation in the interest income and expense from the Master in the “Investment funds” line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment funds” line item, and expenses from the Feeder and its proportionate share of expenses from the Master were reported in the “Expenses from investment funds” line item in the consolidated statement of income.

On April 2014, the Bank redeemed $13.9 million of its investment in the “Feeder”, VIE that was consolidated until March 31, 2014, following the requirements of ASC 810-10- Consolidation, prior to the implementation of FAS 167 (FIN 46 (R) (ASU 2009-17 – Consolidation of Variable Interest Entities). After this redemption, the Bank ceased to be the primary beneficiary of that VIE; and therefore deconsolidated its investment in Alpha4X Feeder Fund. The deconsolidation of this fund affected the balance of redeemable noncontrolling interest by $49.4 million.

Since April 2014, the Bank´s investment in Alpha4X Feeder Fund is adjusted to record the Bank’s participation in the profits and losses of that fund in the “Net gain (loss) from investment funds” line item. At June 30, 2015, the Bank has a participation of 48.24% in that fund (49.61% at December 31, 2014).

Bladex also reports its participation in the Fund Latam Alpha4X Fundo de Investimento Multimarket in the "investment funds" line item, which the Bank does not consolidate, because it is not the primary beneficiary of the VIE. This investment is adjusted to recognize the Bank's participation in the profits and losses of the fund in the line "Net gain (loss) of investment funds" of the consolidated income statement.

The following table summarizes the balances of investments in investment funds:

	June 30,	December 31,
	2015	2014
Alpha4X Feeder Fund	48,584	52,472
Alpha4X Latam Fundo de Investimento Multimercado	4,670	5,102
	53,254	57,574

On February and May 2015, the Bank redeemed $4.0 million of his investment in the Fund. The Bank has a commitment to remain an investor in these funds, with possibility of contractual redemptions, up to March 31, 2016.

26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

7.	Loans

The following table set forth details of the Bank’s loan portfolio:

	June 30,	December 31,
	2015	2014
Corporations:
Private	3,204,687	3,120,005
State-owned	798,417	711,955
Banking and financial institutions:
Private	1,798,233	1,890,605
State-owned	695,245	480,331
Middle-market companies:
Private	423,186	483,348
Total	6,919,768	6,686,244

The composition of the loan portfolio by industry is as follows:

	June 30,	December 31,
	2015	2014
Banking and financial institutions	2,508,477	2,370,936
Industrial	1,313,835	1,325,091
Oil and petroleum derived products	1,181,637	1,013,324
Agricultural	1,060,293	1,132,330
Services	590,462	617,366
Mining	55,446	38,572
Others	209,618	188,625
Total	6,919,768	6,686,244

Loans classified by borrower’s credit quality indicators are as follows:

	June 30, 2015
			Banking and financial		Middle-market
	Corporations		institutions		companies
Rating (1)	Private	State-owned	Private	State-owned	Private	Sovereign	Total
1-6	3,196,856	798,417	1,798,233	695,245	410,282	-	6,899,033
7	-	-	-	-	11,997	-	11,997
8	4,706	-	-	-	-	-	4,706
9	-	-	-	-	-	-	-
10	3,125	-	-	-	907	-	4,032
Total	3,204,687	798,417	1,798,233	695,245	423,186	-	6,919,768

27

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

7.	Loans (continued)

	December 31, 2014
			Banking and financial		Middle-market
	Corporations		institutions		companies
Rating (1)	Private	State-owned	Private	State-owned	Private	Sovereign	Total
1-6	3,112,079	711,955	1,890,605	480,331	482,439	-	6,677,409
7	4,801	-	-	-	-	-	4,801
8	-	-	-	-	909	-	909
9	-	-	-	-	-	-	-
10	3,125	-	-	-	-	-	3,125
Total	3,120,005	711,955	1,890,605	480,331	483,348	-	6,686,244

(1)	Current ratings as of June 30, 2015 and December 31, 2014, respectively.

The remaining loan maturities are summarized as follows:

	June 30,	December 31,
	2015	2014
Current
Up to 1 month	1,448,055	947,624
From 1 month to 3 months	1,124,902	1,502,905
From 3 months to 6 months	1,133,833	1,268,478
From 6 months to 1 year	1,163,701	1,067,073
From 1 year to 2 years	1,229,234	989,805
From 2 years to 5 years	772,137	870,163
From 5 years to 7 years	27,171	31,361
	6,899,033	6,677,409

Delinquent	-	4,801

Impaired:
Delinquent with impairment	-	-
Past due with impairment	20,735	4,034
Total	6,919,768	6,686,244

28

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

7.	Loans (continued)

The following table provides a breakdown of loans by country risk:

	June 30,	December 31,
	2015	2014
Country:
Argentina	169,873	184,882
Bolivia	24,729	10,000
Brazil	2,003,429	1,971,776
Chile	187,358	157,309
Colombia	688,786	726,085
Costa Rica	335,860	320,832
Dominican Republic	237,175	243,038
Ecuador	230,479	120,010
El Salvador	84,860	115,830
France	6,000	6,000
Germany	97,000	100,000
Guatemala	354,655	262,733
Honduras	70,900	93,008
Jamaica	-	15,512
Mexico	983,274	868,045
Netherlands	4,163	10,455
Nicaragua	1,326	7,856
Panama	331,077	320,758
Paraguay	141,467	132,479
Peru	534,988	589,724
Switzerland	1,000	50,000
Trinidad and Tobago	209,962	165,042
United States of America	62,907	55,370
Uruguay	158,500	159,500
	6,919,768	6,686,244

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30,	December 31,
	2015	2014
Fixed interest rates	3,551,834	3,322,817
Floating interest rates	3,367,934	3,363,427
	6,919,768	6,686,244

As of June 30, 2015 and December 31, 2014, 85% and 89%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

29

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

7.	Loans (continued)

The following is a summary of information of non-accruing loan balances, and interest amounts on non-accruing loans:

	June 30,	December 31,
	2015	2014
Loans in non-accrual status
Corporation - Private	7,831	3,125
Middle-market companies - Private	12,904	909
Total loans in non-accrual status	20,735	4,034

Interest which would have been recorded if the loans had not been in a non-accrual status	599	191
Interest income collected on non-accruing loans	7	6

An analysis of non-accruing loans with impaired balances as of June 30, 2015 and December 31,2014 is detailed as follows:

					Three	Six
					months ended	months ended
					June 30,	June 30,
	June 30, 2015				2015	2015
		Unpaid		Average	Interest	Interest
	Recorded	principal	Related	principal	principal	principal
	investment	balance	allowance	loan balance	recognized	recognized
With an allowance recorded Corporation - Private	7,831	5,165	3,612	7,103	-	-
Middle-market companies - Private	12,904	517	1,592	6,939	7	7
Total	20,735	5,682	5,204	14,042	7	7

					Three	Six
					months ended	months ended
					June 30,	June 30,
	December 31, 2014				2014	2014
		Unpaid		Average	Interest	Interest
	Recorded	principal	Related	principal	principal	principal
	investment	balance	allowance	loan balance	recognized	recognized
With an allowance recorded Corporation - Private	3,125	2,813	2,284	3,125	-	-
Middle-market companies - Private	909	40	131	339	-	-
Total	4,034	2,853	2,415	3,464	-	-

As of June 30, 2015 and December 31, 2014, there were no impaired loans without related allowance.

30

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

7.	Loans (continued)

As of June 30, 2015 and December 31, 2014, the Bank have troubled debt restructuring loans. An analysis of the trouble debt restructuring loans is as follows:

		Balance recorded	Balance recorded
	Number of	before	after
	contracts	restructuring	restructuring
Corporations:
Private	-	-	-
State-owned	-	-	-
Banking and financial institutions:
Private	-	-	-
State-owned	-	-	-
Middle-market companies:
Privates	2	890	919
Sovereign	-	-	-
Total	2	890	919

As of June 30, 2015, the quantitative information regarding past-due trouble debt restructuring loans is the following:

	Number of	Balance
	contracts	recorded
Corporations:
Privates	-	-
State-owned	-	-
Banking and finacial institutions:
Privates	-	-
State-owned	-	-
Middle-market companies:
Privates	2	907
Sovereign	-	-
Total	2	907

31

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

7.	Loans (continued)

The following table presents an aging analysis of the loan portfolio:

	June 30, 2015
	91-120	121-150	151-180	Greater than	Total
	days	days	days	180 days	Past due	Delinquent	Current	Total loans
Corporations		4,706	-	3,125	7,831	-	3,995,273	4,003,104
Banking and financial institutions	-	-	-	-	-	-	2,493,478	2,493,478
Middle-market companies	11,997			907	12,904		410,282	423,186
Sovereign	-	-	-	-	-	-	-	-
Total	11,997	4,706	-	4,032	20,735	-	6,899,033	6,919,768

	December 31, 2014
	91-120	121-150	151-180	Greater than	Total
	days	days	days	180 days	Past due	Delinquent	Current	Total loans
Corporations	-	-	-	3,125	3,125	4,801	3,824,034	3,831,960
Banking and financial institutions	-	-	-	-	-	-	2,370,936	2,370,936
Middle-market companies	909	-	-	-	909	-	482,439	483,348
Sovereign	-	-	-	-	-	-	-	-
Total	909	-	-	3,125	4,034	4,801	6,677,409	6,686,244

As of June 30, 2015 and December 31, 2014, the Bank has credit transactions in the normal course of business with 18%, respectively, of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. As of As of June 30, 2015 and December 31, 2014, approximately 10% and 8%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of June 30, 2015, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the six months ended June 30, 2015 and 2014, the Bank sold loans on the secondary market with a book value of $41 million and $257.9 millon, respectively, with a net gain of $227.7 thousand and $613.6 thousand, respectively.

32

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

8.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components as follows:

a)	Allowance for loan losses:

	Three months ended June 30, 2015
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Balance at beginning of the period	41,487	31,148	5,058	-	77,693
Provision (reversal of provision) for loan losses	923	5,232	(495)	-	5,660
Loan recovenies and other	-	-	-	-	-
Loans written-off	-	-	-	-	-
Balance at end of the period	42,410	36,380	4,563	-	83,353

Components:
Generic allowance	38,799	36,380	2,970	-	78,149
Specific allowance	3,611	-	1,593	-	5,204
Total allowance for loan losses	42,410	36,380	4,563	-	83,353

	Three months ended June 30, 2014
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Balance at beginning of the period	31,500	30,865	10,369	-	72,735
Provision (reversal of provision) for loan losses	13,822	(4,298)	(6,094)	-	3,430
Loan recovenies and other	-	-	-	-	-
Loans written-off	-	-	-	-	-
Balance at end of the period	45,322	26,567	4,276	-	76,165

Components:
Generic allowance	44,385	26,567	4,053	-	75,005
Specific allowance	937	-	223	-	1,160
Total allowance for loan losses	45,322	26,567	4,276	-	76,165

	Six months ended June 30, 2015
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Balance at beginning of the period	42,766	31,512	5,398	-	79,676
Provision (reversal of provision) for loan losses	(356)	4,156	(835)	-	2,965
Loan recovenies and other	-	712	-	-	712
Loans written-off	-	-	-	-	-
Balance at end of the period	42,410	36,380	4,563	-	83,353

Components:
Generic allowance	38,799	36,380	2,970	-	78,149
Specific allowance	3,612	-	1,593	-	5,204
Total allowance for loan losses	42,411	36,380	4,563	-	83,353

33

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

8.	Allowance for credit losses (continued)

a)	Allowance for loan losses (continued):

	Six months ended June 30, 2014
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Balance at beginning of the period	31,516	30,865	10,369	1	72,751
Provision (reversal of provision) for loan losses	13,806	(4,298)	(6,093)	(1)	3,414
Loan recovenies and other	-	-	-	-	-
Loans written-off	-	-	-	-	-
Balance at end of the period	45,322	26,567	4,276	-	76,165

Components:
Generic allowance	44,385	26,567	4,053	-	75,005
Specific allowance	937	-	223	-	1,160
Total allowance for loan losses	45,322	26,567	4,276	-	76,165

Provision of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The net increase in the generic allowance for loan losses in the secound quarter 2015 is primarily due to changes in volume, composition, and risk profile of the portfolio.

Following is a summary of loan balances and reserves for loan losses:

	June 30, 2015
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Allowance for loan losses
Generic allowance	38,799	36,380	2,970	-	78,149
Specific allowance	3,612	-	1,592	-	5,204
Total of allowance for loan losses	42,411	36,380	4,562	-	83,353
Loans
Loans with generic allowance	3,995,273	2,493,478	410,282	-	6,899,033
Loans with specific allowance	7,831	-	12,904	-	20,735
Total loans	4,003,104	2,493,478	423,186	-	6,919,768

	December 31, 2014
		Banking and	Middle
		financial	market
	Corporations	institutions	companies	Sovereign	Total
Allowance for loan losses
Generic allowance	40,482	31,512	5,266	-	77,260
Specific allowance	2,284	-	131	-	2,415
Total of allowance for loan losses	42,766	31,512	5,397	-	79,675
Loans
Loans with generic allowance	3,828,835	2,370,936	482,439	-	6,682,210
Loans with specific allowance	3,125	-	909	-	4,034
Total loans	3,831,960	2,370,936	483,348	-	6,686,244

34

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

8.	Allowance for credit losses (continued)

b)	Reserve for losses on off-balance sheet credit risk:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Balance at beginning of the period	9,869	5,222	6,848	5,222
Provision for losses on off-balance sheet credit risk	(2,215)	254	806	254
Balance at end of the period	7,654	5,476	7,654	5,476

The reserve for losses on off-balance sheet credit risk reflects the Bank’s Management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 14). The net decrease in the reserve for losses on off-balance sheet credit risk in the second quarter 2015 is primarily due to increased exposure in countries, customers and type of transactions with the best calification and a decrease in those with lower calification.

9.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

	June 30,	December 31,
	2015	2014
Demand	217,086	84,175
Up to 1 month	1,682,705	1,512,868
From 1 month to 3 months	929,672	460,681
From 3 months to 6 months	227,482	276,970
From 6 months to 1 year	180,000	147,000
From 1 year to 2 years	-	25,000
	3,236,945	2,506,694

The following table presents additional information about deposits:

	June 30,	December 31,
	2015	2014
Aggregate amounts of time deposits of $100,000 or more	3,236,466	2,506,244
Aggregate amounts of deposits in offices outside Panama	246,611	230,305

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Interest expense paid to deposits in offices outside Panama	310	274	602	564

35

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

10.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $223.4 million and $300.5 million as of June 30, 2015 and December 31, 2014, respectively.

During the three months ended June 30, 2015 and 2014, interest expense related to financing transactions under repurchase agreements totaled $1.1 million and $0.7 millon, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of income.

11.	Short-term borrowings and debt

The breakdown of short-term borrowings and debt, together with contractual interest rates, is as follows:

	June 30,	December 31,
	2015	2014
Borrowings:
At fixed interest rates	1,100,961	1,256,411
At floating interest rates	743,595	1,348,431
Total borrowings	1,844,556	2,604,842
Debt:
At fixed interest rates	261,508	77,695
At floating interest rates	80,000	10,000
Total debt	341,508	87,695
Total short-term borrowings and debt	2,186,064	2,692,537

Average outstanding balance during the period	2,540,348	2,191,253
Maximum balance at any month-end	2,856,507	2,692,537
Range of fixed interest rates on borrowing and debt in U.S. dollars	0.62% to 1.20%	0.64% to 1.20%
Range of floating interest rates on borrowing and debt in U.S. dollars	0.71% to 1.19%	0.46% to 1.16%
Range of fixed interest rates on borrowing in Mexican peso	3.66%	3.58% to 3.60%
Range of floating interest rate on borrowing in Mexican pesos	3.75% to 3.80%	3.69%
Fixed interest rate on debt in Japanese yens	0.33%	0.75%
Fixed interest rate on debt in Swiss francs	0.55%	0.55%
Weighted average interest rate at end of the period	0.86%	0.81%
Weighted average interest rate during the period	0.82%	0.93%

36

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

11.	Short-term borrowings and debt (continued)

The balances of short-term borrowings and debt by currency, is as follows:

	June 30,	December 31,
	2015	2014
Currency
US dollar	2,104,400	2,626,800
Mexican peso	20,235	11,042
Japanese yen	7,926	4,185
Swiss franc	53,482	50,510
Others	21	-
Total	2,186,064	2,692,537

12.	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	June 30,	December 31,
	2015	2014
Borrowings:
At fixed interest rates with due dates from september 2016 to may 2018	43,433	65,000
At floating interest rates with due dates from october 2015 to november 2019	563,729	578,956
Total borrowings	607,162	643,956
Debt:
At fixed interest rates with due dates from march 2016 to march 2024	830,474	464,729
At floating interest rates with due dates from july 2016 to january 2018	152,403	296,834
Total debt	982,877	761,563
Total long-term borrowings and debt	1,590,039	1,405,519

Total long-term borrowings and debt outstanding	1,438,318	1,388,708
Maximum oustanding balance at any month - end	1,620,597	1,587,009
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.16% to 3.75%	1.50% to 3.75%
Range of floating interest rates on borrowing and debt in U.S. dollars	0.81% to 1.83%	0.72% to 1.76%
Range of fixed interest rates on borrowing in Mexican peso	4.30% to 5.22%	-
Range of floating interest rates on debt in Mexican peso	3.69%	3.67% to 3.96%

37

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

12.	Long-term borrowings and debt (continued)

	June 30,	December 31,
	2015	2014
Fixed interest rate on debt in Japanese yens	0.81%	-
Fixed interest rate on debt in Euros	3.75%	-
Weighted average interest rate at the end of the period	2.74%	2.71%
Weighted average interest rate during the period	2.67%	2.86%

The balances of long-term borrowings and debt by currency, is as follows:

	June 30,	December 31,
	2015	2014
Currency
U.S. dollar	1,386,121	1,069,421
Mexican peso	130,836	271,833
Japanese yen	16,358	-
Euro	56,724	64,265
Total	1,590,039	1,405,519

The Bank's funding activities include: (i) Euro Medium Term Note Program (“EMTN”), which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years; (iii) a Program in Peru to issue corporate bonds under a private offer in Peruvian nuevos soles (“PEN”), offered exclusively to institutional investors domiciled in the Republic of Peru, for an maximum aggregate limit of the equivalent of $300 million, with different maturities and interest rate structures.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2015, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of June 30, 2015, are as follows:

Due in	Oustanding
2015	31,003
2016	329,854
2017	652,620
2018	144,116
2019	30,000
2020	345,722
2024	56,724
1,590,039

38

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

13.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Net income from continuing operations attributable to Bladex stockholders for both basic and diluted EPS	20,241	20,687	49,082	44,199
Net loss from discontinued operations	-	-	-	-
Net income attributable to Bladex stockholders for both basic and diluted EPS	20,241	20,687	49,082	44,199

Basic earnings per share from continuing operations	0.52	0.54	1.26	1.14

Diluted earnings per share from continuing operations	0.52	0.53	1.26	1.14

Basic earnings per share	0.52	0.54	1.26	1.14
Diluted earnings per share	0.52	0.53	1.26	1.14

Weighted average common shares outstanding - applicable to basic	38,954	38,666	38,880	38,633

Weighted average common shares outstanding - applicable to basic	38,954	38,666	38,880	38,633

Effect of dilutive securities:
Stock options and restricted stock units plans	119	133	135	180
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,073	38,799	39,015	38,813

39

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

14.	Financial instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

	June 30,	December 31,
	2015	2014
Confirmed letters of credit	218,829	89,752
Stand-by letters of credit and guaranteed – Commercial risk	101,911	137,817
Credit commitments	166,496	158,549
	487,236	386,118

As of June 30, 2015, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

Maturities	Amount
Up to 1 year	441,275
From 1 to 2 years	31,326
From 2 to 5 years	10,250
More than 5 years	4,385
487,236

As of June 30, 2015 and December 31, 2014, the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

	June 30,	December 31,
	2015	2014
Country:
Argentina	80,667	-
Brazil	5,645	19,698
Chile	10,409	27,802
Colombia	19,246	53,874
Dominican Republic	13,124	14,806
Ecuador	138,036	86,436
El Salvador	25	25
Guatemala	21,732	37,988
Honduras	412	412
Jamaica	-	415
Mexico	97,018	64,324
Panama	44,429	20,675
Paraguay	136	418
Peru	20,600	16,225
Switzerland	-	1,000
United Kingdom	70	-
Uruguay	35,687	40,946
Venezuela	-	1,074
	487,236	386,118

40

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

14.	Financial instruments with off-balance sheet credit risk (continued)

Letters of credit and guarantees

The Bank, on behalf of its clients base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

15.	Derivative financial instruments for hedging purposes

As of June 30, 2015 and December 31, 2014, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	June 30, 2015			December 31, 2014
	Nominal	Fair value(1)		Nominal	Fair value(1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	899,511	3,508	3,319	167,865	17	1,285
Cross-currency interest rate swaps	128,348	439	18,619	282,490	1,062	31,556
Cash flow hedges:
Interest rate swaps	559,000	4	2,062	891,500	2,691	1,805
Cross-currency interest rate swaps	64,264	-	2,908	56,000	-	5,547
Forward foreign exchange	195,470	5,077	143	126,058	8,554	-
Net investment hedges:
Forward foreign exchange	4,551	-	32	5,146	-	94
Total	1,851,144	9,028	27,083	1,529,059	12,324	40,287

Net gain on the ineffective portion of hedging activities (2)		1,796			106

(1)	The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.
(2)	Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income as derivatives financial instruments and hedging.

41

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

15.	Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

Three months ended June 30, 2015
			Gain (loss)
			reclassified from
			accumulated	Gain (loss)
	Gain (loss)		OCI to the consolidated	recognized on
	recognized in OCI		statements of income	derivatives
	(effective portion)	Classification of gain (loss)	(effective portion)	(ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(264)
Cross-currency interest rate swaps	3,046	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	-	-

Forward foreign exchange	1,607	Interest income – securities available-for-sale	(535)	-
		Interest income – loans	(663)	-
		Interest expense – borrowings and debt	-	-
		Interest expense – deposits	95	-
		Gain (loss) on foreign currency exchange	5,833	-
Total	4,389		4,730	-

Derivatives – net investment hedge
Forward foreign exchange	424	Gain (loss) on foreign currency exchange	-	-
Total	424		-	-

Three months ended June 30, 2014
			Gain (loss)
			reclassified from
			accumulated	Gain (loss)
	Gain (loss)		OCI to the consolidated	recognized on
	recognized in OCI		statements of income	derivatives
	(effective portion)	Classification of gain (loss)	(effective portion)	(ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(795)
Cross-currency interest rate swaps	79	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(2)	-

Forward foreign exchange	(1,088)	Interest income – securities available-for-sale	(65)	-
		Interest income – loans	(656)	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	(139)	-
Total	(1,804)		(862)	-

Derivatives – net investment hedge
Forward foreign exchange	(254)	Gain (loss) on foreign currency exchange	-	-
Total	(254)		-	-

42

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

15.	Derivative financial instruments for hedging purposes (continued)

Six months ended June 30, 2015
			Gain (loss)
			reclassified from
			accumulated	Gain (loss)
	Gain (loss)		OCI to the consolidated	recognized on
	recognized in OCI		statements of income	derivatives
	(effective portion)	Classification of gain (loss)	(effective portion)	(ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	875
Cross-currency interest rate swaps	2,087	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	-	-

Forward foreign exchange	194	Interest income – securities available-for-sale	(338)	-
		Interest income – loans	(417)	-
		Interest expense – borrowings and debt	-	-
		Interest expense – deposits	95	-
		Gain (loss) on foreign currency exchange	2,805	-
Total	3,156		2,145	-

Derivatives – net investment hedge
Forward foreign exchange	(416)	Gain (loss) on foreign currency exchange	-	-
Total	(416)		-	-

Six months ended June 30, 2014
			Gain (loss)
			reclassified from
			accumulated	Gain (loss)
	Gain (loss)		OCI to the consolidated	recognized on
	recognized in OCI		statements of income	derivatives
	(effective portion)	Classification of gain (loss)	(effective portion)	(ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,482)
Cross-currency interest rate swaps	800	Gain (loss) on foreign currency exchange	-	-
		Interest income – loans	(5)	-

Forward foreign exchange	(2,147)	Interest income – securities available-for-sale	(65)	-
		Interest income – loans	(1,145)	-
		Interest expense – borrowings and debt	-	-
		Gain (loss) on foreign currency exchange	1,278	-
Total	2,829		63	-

Derivatives – net investment hedge
Forward foreign exchange	(584)	Gain (loss) on foreign currency exchange	-	-
Total	(584)		-	-

43

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

Derivative financial instruments for hedging purposes (continued)

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

Three months ended June 30, 2015
		Gain	Gain
	Classification in consolidated	(loss) on	(loss) on	Net gain
	statement of income	derivatives	hedge item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(243)	325	82
	Interest income – loans	(102)	1,027	925
	Interest expense – borrowings and debt	4,328	(4,050)	278
	Derivative financial instruments and hedging	(4,193)	4,549	356
Cross-currency interest rate swaps	Interest income – loans	(55)	(302)	(357)
	Interest expense – borrowings and debt	137	(571)	(434)
	Derivative financial instruments and hedging	(1,067)	1,709	642
	Gain (loss) on foreign currency exchange	-	-	-
		(1,195)	2,687	1,492

Three months ended June 30, 2014
		Gain	Gain
	Classification in consolidated	(loss) on	(loss) on	Net gain
	statement of income	derivatives	hedge item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(472)	787	315
	Interest income – loans	(106)	801	695
	Interest expense – borrowings and debt	950	(4,050)	(3,100)
	Derivative financial instruments and hedging	480	(567)	(87)
Cross-currency interest rate swaps	Interest income – loans	(275)	538	263
	Interest expense – borrowings and debt	1,151	(2,697)	(1,546)
	Derivative financial instruments and hedging	2,474	(2,574)	(100)
	Gain (loss) on foreign currency exchange	-	-	-
		4,202	(7,762)	(3,560)

44

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

15.	Derivative financial instruments for hedging purposes (continued)

Six months ended June 30, 2015
		Gain	Gain
	Classification in consolidated	(loss) on	(loss) on	Net gain
	statement of income	derivatives	hedge item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(599)	753	154
	Interest income – loans	(215)	2,080	1,865
	Interest expense – borrowings and debt	2,540	(8,097)	(5,557)
	Derivative financial instruments and hedging	(3,179)	3,420	241
Cross-currency interest rate swaps	Interest income – loans	(122)	288	166
	Interest expense – borrowings and debt	813	(2,359)	(1,546)
	Derivative financial instruments and hedging	(13,353)	15,023	1,670
	Gain (loss) on foreign currency exchange	-	-	-
		(14,115)	11,108	(3,007)

Six months ended June 30, 2014
		Gain	Gain
	Classification in consolidated	(loss) on	(loss) on	Net gain
	statement of income	derivatives	hedge item	(loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(975)	1,616	641
	Interest income – loans	(120)	937	817
	Interest expense – borrowings and debt	1,893	(8,097)	(6,204)
	Derivative financial instruments and hedging	60	(200)	(140)
Cross-currency interest rate swaps	Interest income – loans	(569)	1,128	559
	Interest expense – borrowings and debt	2,538	(5,552)	(3,014)
	Derivative financial instruments and hedging	2,482	(2,549)	(67)
	Gain (loss) on foreign currency exchange	-	-	-
		5,309	(12,717)	(7,408)

45

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

15.	Derivative financial instruments for hedging purposes (continued)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 7.28 years.

The Bank estimates that approximately $279 thousand of losses reported in OCI as of June 30, 2015 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending December 31, 2015.

The Bank estimates that approximately $321 thousand of losses reported in OCI as of June 30, 2015 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged available-for-sale securities during the twelve-month period ending December 31, 2015.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 4.

46

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

16.	Accumulated other comprehensive income (loss)

As of June 30, 2015 and 2014, the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

			Foreign currency
	Securities	Derivative	translation
	available	financial	adjustment,
	for sale	instruments	net of hedges	Total
Balance as of January 1, 2015	(10,300)	(1,234)	(2,351)	(13,885)
Net unrealized gains arising from the period	990	(2,736)	-	(1,746)
Reclassification adjustment for gains included in net income (1)	(24)	1,462	-	1,438
Foreign currency translation adjustment, net	-	-	(42)	(42)
Other comprehensive income (loss) from the period	966	(1,274)	(42)	(350)
Balance as of March 31, 2015	(9,334)	(2,508)	(2,393)	(14,235)
Net unrealized gains arising from the period	1,889	729	-	2,618
Reclassification adjustment for gains included in net income (1)	(232)	728	-	496
Foreign currency translation adjustment, net	-	-	(277)	(277)
Other comprehensive income (loss) from the period	1,657	1,457	(277)	2,838
Balance as of June 30, 2015	(7,677)	(1,051)	(2,670)	11,398

Balance as of January 1, 2014	(10,194)	(685)	(1,696)	(12,575)
Net unrealized gain (loss) arising from the period	4,593	(680)	-	3,913
Reclassification adjustment for (gains) loss included in net income (1)	(252)	121	-	(131)
Foreign currency translation adjustment, net	-	-	(244)	(244)
Other comprehensive income (loss) from the period	4,341	(559)	(244)	(3,538)
Balance as of March 31, 2014	(5,853)	(1,244)	(1,940)	(9,037)
Net unrealized gains arising from the period	4,401	(1,204)	-	3,197
Reclassification adjustment for gains included in net income (1)	(757)	562	-	(195)
Foreign currency translation adjustment, net	-	-	45	45
Other comprehensive income (loss) from the period	3,644	(642)	45	3,047
Balance as of June 30, 2015	(2,209)	(1,886)	(1,895)	(5,990)
(1)	Reclassification adjustments include amounts recognized in net income during the current period that had been part of other comprehensive income (loss) in this and previous periods.

The following table presents amounts reclassified from other comprehensive income to the net income of the period:

Three months ended June 30, 2015
Amount reclassified from
Details about accumulated other	accumulated other	Affected line item in the consolidated
comprehensive income components	comprehensive income	statement of income where net income is presented
Realized gains (losses) on securities available-for-sale:	(338)	Interest income – securities available-for-sale
	(344)	Net gain on sale of securities available-for-sale
	(37)	Derivative financial instruments and hedging
(719)
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(417)	Interest income - loans
	2,805	Interest expense - borrowings
	-	Net gain (loss) on foreign currency exchange
2,388

47

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

16.	Accumulated other comprehensive income (loss) (continued)

Three months ended June 30, 2014
Amount reclassified from
Details about accumulated other	accumulated other	Affected line item in the consolidated
comprehensive income components	comprehensive income	statement of income where net income is presented
Realized gains (losses) on securities available-for-sale:	(65)	Interest income – securities available-for-sale
	917	Net gain on sale of securities available-for-sale
	(95)	Derivative financial instruments and hedging
757
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(658)	Interest income - loans
	-	Interest expense - borrowings
	96	Net gain (loss) on foreign currency exchange
(562)

Six months ended June 30, 2015
Amount reclassified from
Details about accumulated other	accumulated other	Affected line item in the consolidated
comprehensive income components	comprehensive income	statement of income where net income is presented
Realized gains (losses) on securities available-for-sale:	(535)	Interest income – securities available-for-sale
	(760)	Net gain on sale of securities available-for-sale
	(141)	Derivative financial instruments and hedging
(1,436)
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(663)	Interest income - loans
	5,833	Interest expense - borrowings
	-	Net gain (loss) on foreign currency exchange
5,170

Six months ended June 30, 2014
Amount reclassified from
Details about accumulated other	accumulated other	Affected line item in the consolidated
comprehensive income components	comprehensive income	statement of income where net income is presented
Realized gains (losses) on securities available-for-sale:	(64)	Interest income – securities available-for-sale
	1,168	Net gain on sale of securities available-for-sale
	(95)	Derivative financial instruments and hedging
(1,009)
Gains (losses) on derivative financial instruments:
Forward foreign exchange	(1,150)	Interest income - loans
	-	Interest expense - borrowings
	466	Net gain (loss) on foreign currency exchange
(684)

48

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

17.	Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The following tables summarize financial assets and liabilities that have been offset in the consolidated balance sheet or are subject to master netting agreements:

a)	Derivative financial instruments - assets

June 30, 2015
Gross amounts not offset in the
			Net amount	consolidated balance sheet
		Gross amounts offset in the	of assets presented in the		Cash
	Gross amounts	consolidated	consolidated	Financial	collateral	Net
Description	of assets	balance sheet	balance sheet	instruments	received	amount
Derivatives financial instruments	9,028	-	9,028	-	-	9,028

December 31, 2014
Gross amounts not offset in the
			Net amount	consolidated balance sheet
		Gross amounts	of assets
		offset in the	presented in the		Cash
	Gross amounts	consolidated	consolidated	Financial	collateral	Net
Description	of assets	balance sheet	balance sheet	instruments	received	amount
Derivatives financial instruments	12,324	-	12,324	-	-	12,324

49

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

17.	Offsetting of financial assets and liabilities (continued)

a)	Derivative financial instruments – assets (continued)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated balance sheet as of June 30, 2015 and December 31, 2014:

	June 30, 2015			December 31, 2014
			Net amount			Net amount
		Gross amounts	of assets		Gross amounts	of assets
		offset in the	presented in the		offset in the	presented in the
	Gross amounts	consolidated	consolidated	Gross amounts	consolidated	consolidated
Description	of assets	balance sheet	balance sheet	of assets	balance sheet	balance sheet
Derivatives financial instruments:
Trading assets	331	-	331	-	-	-
Derivative financial instruments used for hedging – receivable	9,028	-	9,028	12,324	-	12,324
Total derivative financial instruments	9,359	-	9,359	12,324	-	12,324

b)	Financial liabilities and derivative financial instruments - liabilities

June 30, 2015
				Gross amounts not offset in the
			Net amount	consolidated balance sheet
		Gross amounts	of liabilities
		offset in the	presented in the		Cash
	Gross amounts	consolidated	consolidated	Financial	collateral	Net
Description	of liabilities	balance sheet	balance sheet	instruments	received	amount
Securities sold under repurchase agreements	223,427	-	223,427	(221,481)	(1,946)	-
Derivatives financial instruments	27,142	-	27,142	-	(27,313)	(171)
Total	250,569	-	250,569	(221,481)	(29,259)	(171)

December 31, 2014
				Gross amounts not offset in the
			Net amount	consolidated balance sheet
		Gross amounts	of liabilities
		offset in the	presented in the		Cash
	Gross amounts	consolidated	consolidated	Financial	collateral	Net
Description	of liabilities	balance sheet	balance sheet	instruments	received	amount
Securities sold under repurchase agreements	300,519	-	300,519	(294,054)	(6,465)	-
Derivatives financial instruments	40,339	-	40,339	-	(29,183)	11,156
Total	340,858	-	340,858	(294,054)	(35,648)	11,156

50

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

17.	Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities (continued)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidatedbalance sheet as of June 30, 2015 and December 31, 2014:

	June 30, 2015			December 31, 2014
			Net amount			Net amount
		Gross amounts	of liabillities		Gross amounts	of liabilities
		offset in the	presented in the		offset in the	presented in the
	Gross amounts	consolidated	consolidated	Gross amounts	consolidated	consolidated
Description	of liabilities	balance sheet	balance sheet	of assets	balance sheet	balance sheet
Securities sold under repurchase agreements	223,427	-	223,427	300,519	-	300,519
Derivatives financial instruments:
Trading liabilities	59	-	59	52	-	52
Derivative financial instruments used for hedging – payabale	27,083	-	27,083	40,287	-	40,287
Total derivative financial instruments	27,142	-	27,142	40,339	-	40,339

18.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in ASC Topic 820 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

51

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

18.	Fair value of financial instruments (continued)

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Trading assets and liabilities and securities available-for-sale

Trading assets and liabilities are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Securities available-for-sale are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Investment funds

The investment funds invest in trading assets and liabilities that are carried at fair value, which is based upon quoted market prices when available. For financial instruments for which quoted prices are not available, the investment funds use independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security. These prices are compared to independent valuations from counterparties.

52

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

18.	Fair value of financial instruments (continued)

The investment funds are not traded in an active market and, therefore, representative market quotes are not readily available. Their fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investments are classified within level 2 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

53

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

18.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	June 30, 2015
			Internally developed
		Internally developed	models with
	Quoted market	models with	significant	Total carrying
	prices in an	significant observable	unobservable market	value in the
	active market	market information	information	consolidated
	(Level 1)	(Level 2)	(Level 3)	balance sheets
Assets
Securities available-for-sale
Corporate debt	101,029	-	-	101,029
Sovereign debt	185,199	-	-	185,199
Total securities available-for-sale		-	-

Investment funds	-	53,254	-	53,254
Trading liabilities
Cross-currency interest rate swaps	-	-	-	-
Forward foreign exchange	-	331	-	331
Total trading liabilities	-	331	-	331
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	3,512	-	3,512
Cross-currency interest rate swaps	-	439	-	439
Forward foreign exchange	-	5,077	-	5,077
Total derivative financial instruments used for hedging - receivable	-	9,028	-	9,028
Total assets at fair value	286,228	62,613	-	348,841

Liabilities
Trading liabilities
Interest rate swaps	-	45	-	45
Cross-currency interest rate swaps	-	-	-	-
Forward foreign exchange	-	14	-	14
Total trading liabilities	-	59	-	59
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	5,381	-	5,381
Cross-currency interest rate swaps	-	21,527	-	21,527
Forward foreign exchange	-	175	-	175
Total derivative financial instruments used for hedging - payable	-	27,083	-	27,083
Total liabilities at fair value	-	27,142	-	27,142

54

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

18.	Fair value of financial instruments (continued)

	December 31, 2014
			Internally developed
		Internally developed	models with
	Quoted market	models with	significant	Total carrying
	prices in an	significant observable	unobservable market	value in the
	active market	market information	information	consolidated
	(Level 1)	(Level 2)	(Level 3)	balance sheets
Assets
Securities available-for-sale
Corporate debt	119,095	-	-	119,095
Sovereign debt	219,878	-	-	219,878
Total securities available-for-sale	338,973	-	-	338,973

Investment funds	-	57,574	-	57,574
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	2,708	-	2,708
Cross-currency interest rate swaps	-	1,062	-	1,062
Forward foreign exchange	-	8,554	-	8,554
Total derivative financial instruments used for hedging - receivable	-	12,324	-	12,324
Total assets at fair value	338,973	69,898	-	408,871

Liabilities
Trading liabilities
Cross-currency interest rate swaps	-	52	-	52
Forward foreign exchange	-	-	-	-
Total trading liabilities	-	52	-	52
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	3,090	-	3,090
Cross-currency interest rate swaps	-	37,107	-	37,107
Forward foreign exchange	-	90	-	90
Total derivative financial instruments used for hedging - payable	-	40,287	-	40,287
Total liabilities at fair value	-	40,339	-	40,339

ASC Topic 825 - Financial Instruments requires disclosure of fair value of financial instruments including those assets and liabilities for which the Bank did not elect the fair value option. Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique. The estimated fair value amounts have been measured as of their respective period-end. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

55

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

18.	Fair value of financial instruments (continued)

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; which fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater. These commitments are classified in Level 3. Fair value of these instruments is provided for disclosure purposes only.

56

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

18.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	June 30, 2015
					Internally
				Internally developed	developed models
			Quoted market	models with	with signicant
			prices in an	significant observable	unobservable market
	Carrying	Fair	active market	market information	information
	Value	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Instruments with carrying value that approximates fair value	1,033,806	1,033,806	-	1,033,806	-
Securities held-to-maturity	62,688	62,452	30,506	31,946	-
Loans, net (1)	6,827,811	6,949,425	-	6,949,425	-

Financial liabilities
Instruments with carrying value that approximates fair value	3,478,944	3,478,944	-	3,478,944	-
Short-term borrowings and debt	2,186,064	2,186,203	-	2,186,203	-
Long-term borrowings and debt	1,590,039	1,616,064	-	1,616,064	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	8,736	8,201	-	-	8,201

(1)	The carrying value of loans is net of the Allowance for loan losses of $83.4 million and unearned income and deferred fees of $8.6 million for June 30, 2015.

	December 31, 2014
					Internally
				Internally developed	developed models
			Quoted market	models with	with signicant
			prices in an	significant observable	unobservable market
	Carrying	Fair	active market	market information	information
	Value	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets
Instruments with carrying value that approximates fair value	942,471	942,471	-	942,471	-
Securities held-to-maturity	54,180	53,295	29,909	23,386	-
Loans, net (1)	6,598,060	6,820,731	-	6,820,731	-

Financial liabilities
Instruments with carrying value that approximates fair value	2,936,086	2,936,166	-	2,936,166	-
Short-term borrowings and debt	2,692,537	2,692,344	-	2,692,344	-
Long-term borrowings and debt	1,405,519	1,424,579	-	1,424,579	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	7,637	7,337	-	-	7,337

(1)	The carrying value of loans is net of the Allowance for loan losses of $79.7 million and unearned income and deferred fees of $8.5 million for December 31, 2014.

57

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

19.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

20.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of June 30, 2015, the Bank’s capital adequacy ratio is 15.75% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

21.	Business segment information

The Bank’s activities are operated and managed in two business segments, Commercial and Treasury. The business segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting. The business segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each business segment on a systematic basis.

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations. These measures exclude the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “Reversal of provision (provision) for credit losses”) which Bank’s management considers distort trend analysis.

Net operating income disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from similar measures used by other companies. These measures, therefore, may not be comparable to similar measurements used by other companies.

The Commercial Business Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, selected deposits placed, acceptances and contingencies. Operating income from the Commercial Business Segment includes net interest income from loans, fee income and allocated operating expenses.

58

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

21.	Business segment information (continued)

The Treasury Business Segment incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity, and the balance of the investment funds. Operating income from the Treasury Business Segment includes net interest income from deposits with banks, securities available-for-sale and held-to-maturity, net interest margin related to investment funds, derivative and hedging activities, net gain (loss) from investment funds trading, net gain (loss) from trading securities, net gain on sale of securities available-for-sale, net gain (loss) on foreign currency exchange, and allocated income and operating expenses.

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Commercial
Interest income	50,057	49,499	100,958	95,506
Interest expense	(19,976)	(19,885)	(39,884)	(38,952)
Net interest income	30,081	29,614	61,074	57,554
Net other income (2)	3,598	4,902	6,270	9,577
Operating expenses	(9,786)	(10,187)	(20,172)	(20,514)
Net operating income (3)	23,893	24,329	47,172	46,617
Reversal of provision (provision) for loan and off-balance sheet credit losses	(3,445)	(3,684)	(3,772)	(3,668)
Recoveries, net of impairment of assets	-	7	-	7
Net income attributable to Bladex stockholders	20,448	20,652	43,400	42,956

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4 and 6)			6,911,164	6,449,945
Other assets and contingencies (5)			491,363	442,941
Total interest-earning assets, other assets and contingencies			7,402,527	6,892,886

Treasury
Interest income	2,683	2,574	5,380	5,182
Interest expense	1,960	1,704	4,039	3,265
Net interest income	4,643	4,278	9,419	8,447
Net other income (expense)(2)	(2,033)	(1,557)	1,736	(1,836)
Operating expenses	(2,817)	(2,686)	(5,473)	(5,843)
Net operating income (3)	(207)	35	5,682	768
Net income (loss)	(207)	35	5,682	768
Net income attributable to the redeemable noncontrolling interest	-	-	-	(475)
Net income (loss) attributable to Bladex stockholders	(207)	35	5,682	1,243

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)			1,394,592	1,178,197
Redeemable noncontrolling interest			-	-
Total interest-earning assets, other assets and contingencies			1,394,592	1,178,197

59

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

21.	Business segment information (continued)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Total
Interest income	52,740	24,364	106,338	101,688
Interest expense	(18,017)	(18,181)	(35,846)	(35,687)
Net interest income	34,723	33,892	70,492	66,001
Net other income (2)	1,566	3,345	8,007	7,741
Operating expenses	(12,602)	(12,873)	(25,645)	(26,357)
Net operating income (3)	23,687	24,364	52,854	47,385
Reversal of provision (provision) for loans and off-balance sheet credit losses	(3,446)	(3,684)	(3,772)	(3,668)
Recoveries, net of impairment of assets	-	7	-	7
Net income – business segment	20,241	20,687	49,082	43,724
Net income (loss) attributable to the redeemable noncontrolling interest	-	-	-	(475)
Net income attributable to Bladex stockholders – business segment	20,241	20,687	49,082	44,199
Other income unallocated - gain on sale of premises and equipment	-	-	-	-
Discontinued operations (Note 3)	-	-	-	-
Net income attributable to Bladex stockholders	20,241	20,687	49,082	44,199

Total assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)			8,305,756	7,628,142
Other assets and contingencies (5)			491,363	442,941
Redeemable noncontrolling interest			-	-
Total interest-earning assets, other assets and contingencies			8,797,120	8,071,083

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets, and gain on sale of premises and equipment.
(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(4)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available-for-sale and held-to-maturity, trading securities and the balance of investment funds.

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Reconciliation of net other income:
Net other income – business segment	1,565	3,345	8,006	7,741
Reversal of provision (provision) for losses on off-balance sheet credit risk	2,216	(254)	(805)	(254)
Recoveries, net of impairment of assets	-	7	-	7
Gain on sale of premises and equipment	-	-	-	-
Net other income – consolidated financial statements	3,781	3,098	7,201	7,494

60

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

21.	Business segment information (continued)

	June 30,
	2015	2014
Reconciliation of total assets:
Interest-earning assets – business segment	8,305,756	7,628,142
Allowance for loan losses	(83,352)	(76,165)
Customers’ liabilities under acceptances	3,560	52,812
Accrued interest receivable	38,133	40,756
Equipment and leasehold improvements, net	7,360	9,196
Derivative financial instruments used for hedging - receivable	9,028	11,326
Other assets	27,160	12,877
Total assets – consolidated financial statements	8,307,645	7,678,944

Geographic information is as follows:

	Three months ended June 30, 2015
			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total
Interest income	49,333	-	3,406	-	52,739
Interest expense	(16,109)	-	(1,908)	-	(18,017)
Net interest income	33,224	-	1,498	-	34,722

	Six months ended June 30, 2015
			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total
Interest income	98,437	-	7,900	-	106,338
Interest expense	(33,596)	-	(2,250)	-	(35,846)
Net interest income	64,841	-	5,650	-	70,492

Long-lived assets:
Equipment and leasehold improvements, net	7,271	-	89	-	7,360

	Three months ended June 30, 2014
			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total
Interest income	47,989	-	4,084	-	52,073
Interest expense	(17,907)	-	(274)	-	(18,181)
Net interest income	30,082	-	3,810	-	33,892

61

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US dollars)

21.	Business segment information (continued)

	Six months ended June 30, 2014
			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total
Interest income	93,637	-	8,031	20	101,688
Interest expense	(35,086)	-	(564)	(37)	(35,687)
Net interest income	58,551	-	7,467	(17)	66,001

Long-lived assets:
Equipment and leasehold improvements, net	9,021	-	175	-	9,196

	December 31, 2014
			United
			States of	Cayman
	Panama	Brazil	America	Islands	Total
Long-lived assets:
Equipment and leasehold improvements, net	7,994	-	135	-	8,129

22.	Restriction on retained earnings

As of December 31, 2014, $7.9 million of retained earnings are restricted from dividend distribution for purposes of complying with local regulatory requirements. As of June 30, 2015, the amount stands at $19.8 million.

62